Exhibit 99.1

IM Cannabis Raises US$2,171,660.40 in  Note Purchase Agreements

TORONTO and GLIL YAM, Israel, January 26, 2026 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a leading medical cannabis company with operations in Israel and Germany, today announced that it has raised a total of US$2,171,660.40 in debt financings from an arm’s length third party (the “Lender”) in order to manage the Company’s current liquidity requirements.

First Note

Pursuant to a note purchase agreement between the Company and Lender dated January 7, 2026 (the “First Note Purchase Agreement”), the Company issued the Lender a note in the principal amount of US$1,538,749, after application of an original issuance discount of 10% (the “First Note”).

The First Note bears interest at a rate of 8% per annum, increasing to 14% upon the occurrence and continuation of an event of default. The First Note has a maturity date of 18 months from its issuance, with an option for the Lender to extend the maturity if desired (the “First Note Maturity Date”).

Following the First Note Maturity Date, the Company will be required to repay the outstanding principal and accrued interest in ten equal monthly instalments, payable on the first day of each month following the 18th month anniversary of its issuance date. The Company retains the right to prepay the First Note, in whole or in part, at any time, subject to the terms set forth in the First Note. Except as expressly permitted, no early repayment may be made without the Lender’s consent. All obligations under the First Note are strictly non-recourse, limiting the Lender’s remedies to conversion of the First Note or exercise of the First Note Warrants (as defined hereinafter).

The First Note is convertible into common shares in the Capital of the Company (the “Common Shares”) at the First Note Conversion Price, which is defined as the lower of: (i) a fixed price of US$1.47 per Common Share, and (ii) 90% of the lowest daily volume-weighted average price (“VWAP”) during the 20 consecutive trading days preceding the applicable conversion date. In all cases, the First Note Conversion Price shall not be lower than the Floor Price of US$0.29 per Common Share. The First Note includes customary limitations.

In connection with the financing, the Company issued to the Lender an aggregate of 228,150 Common Share purchase warrants (the “First Note Warrants”). Each First Note Warrant entitles the Lender to a Common Share at a price of C$3.45 per Common Share for a period of five years.

Approximately US$500,000 of the proceeds from the financing were used to directly repay certain existing creditors of the Company, reducing outstanding liabilities and improving financial flexibility. The remaining proceeds will be applied toward general corporate purposes, including working capital and strategic operational initiatives.

Pursuant to the registration rights provisions under the First Note Purchase Agreement, IMC has agreed to file a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”). This registration will cover the resale of the Common Shares issuable upon conversion of the First Note. The Company is required to file the registration statement within 30 trading days of the First Note Purchase Agreement and will use commercially reasonable efforts to secure its effectiveness within the timeframes agreed with the Lender.

All securities issued under the financing are subject to: (i) a four month and one day hold period from the date of issuance and (ii) applicable legends as required pursuant to the Securities Act of 1933, as amended.

Second Note

Pursuant to a note purchase agreement between the Company and Lender dated January 20, 2026 (the “Second Note Purchase Agreement”), the Company issued the Lender a note in the principal amount of US$632,911.50, after application of an original issuance discount of 10% (the “Second Note”).

The Second Note bears interest at a rate of 8% per annum, increasing to 14% upon the occurrence and continuation of an event of default. The Second Note has a maturity date of 18 months from its issuance, with an option for the Lender to extend the maturity if desired (the “Second Note Maturity Date”).

Following the Second Note Maturity Date, the Company will be required to repay the outstanding principal and accrued interest in ten equal monthly instalments, payable on the first day of each month following the 18th month anniversary of its issuance date. The Company retains the right to prepay the Second Note, in whole or in part, at any time, subject to the terms set forth in the Second Note. Except as expressly permitted, no early repayment may be made without the Lender’s consent. All obligations under the Second Note are strictly non-recourse, limiting the Lender’s remedies to conversion of the Second Note or exercise of the Second Note Warrants (as defined hereinafter).

The Second Note is convertible into Common Shares at the Second Note Conversion Price, which is defined as the lower of: (i) a fixed price of US$1.38 per Common Share, and (ii) 90% of the lowest daily VWAP during the 20 consecutive trading days preceding the applicable conversion date. In all cases, the Second Note Conversion Price shall not be lower than the Floor Price of US$0.275 per Common Share. The Second Note includes customary limitations.

In connection with the financing, the Company issued to the Lender an aggregate of 93,671 Common Share purchase warrants (the “Second Note Warrants”). Each Second Note Warrant entitles the Lender to a Common Share at a price of C$3.45 per Common Share for a period of five years.

Approximately US$500,000 of the proceeds from the financing were used to directly repay certain existing creditors of the Company, reducing outstanding liabilities and improving financial flexibility. The remaining proceeds will be applied toward general corporate purposes, including working capital and strategic operational initiatives.

Pursuant to the registration rights provisions under the Second Note Purchase Agreement, IMC has agreed to file a registration statement on Form F-3 with the SEC. This registration will cover the resale of the Common Shares issuable upon conversion of the Second Note. The Company is required to file the registration statement within 30 trading days of the Second Note Purchase Agreement and will use commercially reasonable efforts to secure its effectiveness within the timeframes agreed with the Lender.

All securities issued under the financing are subject to: (i) a four month and one day hold period from the date of issuance and (ii) applicable legends as required pursuant to the Securities Act of 1933, as amended.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international medical cannabis company that provides premium cannabis products to medical patients in Israel and Germany. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Michal Efraty
Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the receipt of and use of proceeds from the financings and the preparation, timing and filing of registration statements with the SEC. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s inability to use the proceeds as set out herein; and the Company’s inability to file registrations statements in the timelines outlined herein or at all.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report dated March 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.